The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated February 10, 2021*

February , 2021	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Dividend Aristocrats Index due February 16, 2023

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on the Review Date, the closing level of the S&P 500® Dividend Aristocrats Index, which we refer to as the Index, is at or above the Call Value.
•	The date on which an automatic call may be initiated is February 22, 2022.
•	The notes are also designed for investors who seek an uncapped return of 1.30 times any appreciation of the Index at maturity if the notes have not been automatically called.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal amount at maturity.
•	Despite the name of the Index, the Index is a price return index, which means that the returns on the Index will not include any dividends paid on the securities that make up the Index.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about February 12, 2021 and are expected to settle on or about February 18, 2021.
•	CUSIP: 48132R2V1

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $17.50 per $1,000 principal amount note and in no event will these selling commissions exceed $27.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $961.00 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

*This preliminary pricing supplement amends and restates and supersedes the original preliminary pricing supplement related hereto dated February 9, 2021 to product supplement no. 4-II in its entirety (the original preliminary pricing supplement is available on the SEC website at http://www.sec.gov/Archives/edgar/data/0001665650/000182912621000530/jpm_424b2.htm).

Pricing supplement to product supplement no. 4-II dated November 4, 2020, underlying supplement no. 1-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The S&P 500® Dividend Aristocrats Index (Bloomberg ticker: SPDAUDP)

Call Premium Amount: At least $82.50 per $1,000 principal amount note (to be provided in the pricing supplement)

Call Value: 100.00% of the Initial Value

Upside Leverage Factor: 1.30

Barrier Amount: 80.00% of the Initial Value

Pricing Date: On or about February 12, 2021

Original Issue Date (Settlement Date): On or about February 18, 2021

Review Date*: February 22, 2022

Call Settlement Date*: February 25, 2022

Observation Date*: February 13, 2023

Maturity Date*: February 16, 2023

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Automatic Call:

If the closing level of the Index on the Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount, payable on the Call Settlement Date. No further payments will be made on the notes.

If the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Index.

Payment at Maturity:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return × Upside Leverage Factor)

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount, you will receive the principal amount of your notes at maturity.

If the notes have not been automatically called and the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the notes have not been automatically called and the Final Value is less than the Barrier Amount, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date

Final Value: The closing level of the Index on the Observation Date

PS-1 | Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Dividend Aristocrats Index

Hypothetical Payout Profile

Payment upon an Automatic Call

Payment at Maturity If the Notes Have Not Been Automatically Called

Call Premium Amount

The Call Premium Amount per $1,000 principal amount note if the notes are automatically called will be provided in the pricing supplement and will not be less than $82.50.

PS-2 | Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Dividend Aristocrats Index

Payment at Maturity If the Notes Have Not Been Automatically Called

The following table illustrates the hypothetical total return and payment at maturity on the notes linked to a hypothetical Index if the notes have not been automatically called. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	the notes have not been automatically called;
•	an Initial Value of 100.00;
•	an Upside Leverage Factor of 1.30; and
•	a Barrier Amount of 80.00 (equal to 80.00% of the hypothetical Initial Value).

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing level of the Index on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Final Value	Index Return	Total Return on the Notes	Payment at Maturity
165.00	65.00%	84.50%	$1,845.00
150.00	50.00%	65.00%	$1,650.00
140.00	40.00%	52.00%	$1,520.00
130.00	30.00%	39.00%	$1,390.00
120.00	20.00%	26.00%	$1,260.00
110.00	10.00%	13.00%	$1,130.00
105.00	5.00%	6.50%	$1,065.00
101.00	1.00%	1.30%	$1,013.00
100.00	0.00%	0.00%	$1,000.00
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
80.00	-20.00%	0.00%	$1,000.00
79.99	-20.01%	-20.01%	$799.90
70.00	-30.00%	-30.00%	$700.00
60.00	-40.00%	-40.00%	$600.00
50.00	-50.00%	-50.00%	$500.00
40.00	-60.00%	-60.00%	$400.00
30.00	-70.00%	-70.00%	$300.00
20.00	-80.00%	-80.00%	$200.00
10.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

PS-3 | Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Dividend Aristocrats Index

How the Notes Work

Upside Scenario If Automatic Call:

If the closing level of the Index on the Review Date is greater than or equal to the Call Value, the notes will be automatically called and investors will receive on the Call Settlement Date the $1,000 principal amount plus the Call Premium Amount of at least $82.50.  No further payments will be made on the notes.

•	Assuming a hypothetical Call Premium Amount of $82.50, if the closing level of the Index increases 20.00% as of the Review Date, the notes will be automatically called and investors will receive an 8.25% return, or $1,082.50 per $1,000 principal amount note.

Upside Scenario If No Automatic Call:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Index Return times the Upside Leverage Factor of 1.30.

•	If the notes have not been automatically called and the closing level of the Index increases 5.00%, investors will receive at maturity a 6.50% return, or $1,065.00 per $1,000 principal amount note.

Par Scenario:

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount of 80.00% of the Initial Value, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the notes have not been automatically called and the Final Value is less than the Barrier Amount of 80.00% of the Initial Value, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value.

•	For example, if the notes have not been automatically called and the closing level of the Index declines 60.00%, investors will lose 60.00% of their principal amount and receive only $400.00 per $1,000 principal amount note at maturity.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the notes have not been automatically called and the Final Value is less than the Barrier Amount, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to

PS-4 | Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Dividend Aristocrats Index

us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	IF THE NOTES ARE AUTOMATICALLY CALLED, THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE CALL PREMIUM AMOUNT PAID ON THE NOTES,

regardless of the appreciation of the Index, which may be significant. In addition, if the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Index.

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	THE BENEFIT PROVIDED BY THE BARRIER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE —

If the Final Value is less than the Barrier Amount, the benefit provided by the Barrier Amount will terminate and you will be fully exposed to any depreciation of the Index.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	THE RISK OF THE CLOSING LEVEL OF THE INDEX FALLING BELOW THE BARRIER AMOUNT IS GREATER IF THE LEVEL OF THE INDEX IS VOLATILE.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Call Premium Amount.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

PS-5 | Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Dividend Aristocrats Index

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Index

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX AND MAY BE INCLUDED IN THE Index,

but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Index.

•	THERE IS NO ASSURANCE THAT STRATEGIES EMPLOYED BY THE Index WILL BE SUCCESSFUL —

The Index is designed to measure the performance of companies within the S&P 500® Index that have followed a policy of consistently increasing dividends every year for at least 25 years, subject to stock diversification and sector diversification criteria.  There is, however, no assurance that the Index will provide higher returns than the S&P 500® Index or any other index or strategy. Although the Index measures the performance of dividend-yielding companies, the Index is a price return index and, therefore, the return on the Index will not include any dividends paid on the securities that make up the Index. In addition, the Index is constructed pursuant to an equal weighting methodology.  It is possible that the stock selection and weighting methodology of the Index will adversely affect its return (for example, by providing exposure to stocks that do not perform as well as other stocks with decreasing or lower dividend yields) and, consequently, the closing level of the Index and the value of the notes.  The Index may also underperform the S&P 500® Index as a whole.

PS-6 | Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Dividend Aristocrats Index

•	The Index is subject to concentration risk —

The Index is designed to measure the performance of companies within the S&P 500® Index that have followed a policy of consistently increasing dividends every year for at least 25 years, subject to stock diversification and sector diversification criteria.  Because increases in dividends and dividend yield vary by sector, the Index may be concentrated to a significant degree in securities of issuers located in a single sector or a small number of sectors.  By concentrating its investments in a sector, the Index may face more risks than if it were diversified broadly over numerous sectors.  Accordingly, the Index may be more adversely affected by negative economic, political or regulatory occurrences affecting its constituents and the relevant industries and sectors than a more broadly diversified stock index.

•	DESPITE THE NAME OF THE Index, ThE INDEX IS A price return INDEX, which means that the returnS on THE INDEX will not include any dividends paid on the securities that make up THE INDEX.

PS-7 | Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Dividend Aristocrats Index

The Index

The S&P 500® Dividend Aristocrats Index is an equal-weighted index that is designed to measure the performance of companies within the S&P 500® Index that have followed a policy of consistently increasing dividends every year for at least 25 years. For additional information about the S&P 500® Dividend Aristocrats Index, see Annex A in this term sheet.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 8, 2016 through February 5, 2021. The closing level of the Index on February 9, 2021 was 1,448.712. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date, the Review Date or the Observation Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the

PS-8 | Structured Investments Auto Callable Accelerated Barrier Notes Linked to the S&P 500® Dividend Aristocrats Index

U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

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Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This preliminary pricing supplement amends and restates and supersedes the original preliminary pricing supplement related hereto dated February 9, 2021 in its entirety. You should not rely on the original preliminary pricing supplement related hereto dated February 9, 2021 in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

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You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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Annex A

The S&P 500® Dividend Aristocrats Index

All information contained in this pricing supplement regarding the S&P 500® Dividend Aristocrats Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The S&P 500® Dividend Aristocrats Index is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to calculate and publish, and may discontinue calculation and publication of, the S&P 500® Dividend Aristocrats Index.

The S&P 500® Dividend Aristocrats Index is an equal-weighted index that is designed to measure the performance of companies within the S&P 500® Index that have followed a policy of consistently increasing dividends every year for at least 25 years. The S&P 500® Dividend Aristocrats Index is reported by Bloomberg L.P. under the ticker symbol “SPDAUDP.”

The S&P 500® Dividend Aristocrats Index Eligibility

To qualify for membership in the S&P 500® Dividend Aristocrats Index, at each annual reconstitution a stock must satisfy the following criteria:

1.	Be a member of the S&P 500® Index;
2.	Have increased total dividend per share amount every year for at least 25 consecutive years;
3.	Have a minimum float-adjusted market capitalization of at least US$ 3 billion as of the rebalancing reference date (the “market capitalization criterion”); and
4.	Have an average daily value traded of at least US$ 5 million for the three-months prior to the rebalancing reference date (the “liquidity criterion”).

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the S&P 500® Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

Calendar years and ex-dates are used for the dividend analysis, with the data being reviewed every January. In situations where a dividend payment, or payments, deviates from the company’s standard dividend payment cycle, S&P Dow Jones will, at its discretion, allocate payments to the appropriate year in order to take a full cycle into account. A dividend or re-initiation does not count as a dividend increase. The initiation calendar may include payment of all four quarterly dividends, or only one, two or three quarterly payments. Evaluations are made on a best-efforts basis. S&P Dow Jones only considers cash dividend payments declared as regular by the paying company for index eligibility and selection purposes. Cash dividend payments declared as special by the paying company, including recurring special cash dividends, are not considered. Gross cash dividend amounts, before any withholding tax, are used.

For spin-offs occurring after January 1, 2013, the yearly dividend increase history of the parent company is assigned to both the parent and spun-off company on the spin-off effective date. To determine annual dividend payments, the dividends of the parent and spun-off companies are combined until two full calendar year cycles of dividend payments are available for both post-spin-off companies. For evaluation purposes the combined dividend amount is adjusted by the spin-off ratio. Subsequent dividend comparisons are based on the annual dividend amounts of each respective company. For merger and acquisition events, S&P Dow Jones, at its discretion, may retain dividend history for newly formed entities from their predecessor companies.

Each company is represented once by the designated listing.

Stock Diversification Criteria

At each annual constitution, the minimum number of constituent stocks is 40. As part of the annual reconstitution, if the number of constituent stocks is fewer than 40, then S&P 500® Index constituent stocks that have increased dividends every year for at least 20 consecutive years and that satisfy the market capitalization criterion and the liquidity criterion described above are added in decreasing order of dividend yield until 40 constituent stocks have been selected. However, if 40 constituent stocks have not been selected pursuant to the previous procedure, the remaining constituents of the S&P 500® Index satisfying the same market capitalization and liquidity criteria are added in decreasing order of dividend yield until 40 constituent stocks have been selected. For the purposes of the S&P 500® Dividend Aristocrats Index, “dividend yield” is equal to the total dividends paid during the 12 months preceding the reference date, divided by the price on the reference date. Members of the S&P 500® Index that have reduced dividends in the 12 months preceding the reference date, as determined by S&P, are not considered for inclusion.

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       Sector Diversification Criteria

Constituent stocks are classified according to the Global Industry Classification Standard (“GICS®”). The constituent stocks of the S&P 500® Dividend Aristocrats Index in a particular GICS® sector may not account for more than a 30% weight in the S&P 500® Dividend Aristocrats Index (the “sector diversification criterion”). If classification of the constituent stocks selected according to the process above results in constituent stocks in a particular GICS® sector accounting for more than a 30% weight in the S&P 500® Dividend Aristocrats Index, the following additional steps are taken. The S&P 500® Index constituent stocks with a history of increased dividends of more than 20 consecutive years that also satisfy the market capitalization criterion and the liquidity criterion described above are added in decreasing order of dividend yield until the sector diversification criterion is satisfied, if possible. However, if the sector diversification criterion is not satisfied after taking the previous step, the remaining constituents of the S&P 500® Index from alternative sectors that satisfy the market capitalization criterion and the liquidity criterion are added in decreasing order of dividend yield until the sector diversification criterion is satisfied. Members of the S&P 500® Index that have reduced dividends in the 12 months preceding the reference date, as determined by S&P, are not considered for inclusion.

The S&P 500® Dividend Aristocrats Index Construction

Constituent Selection. The selection of index constituents is done as follows:

1.	All constituents of the S&P 500® Index comprise the initial selection universe;
2.	All companies within the selection universe that meet the eligibility criteria described above form the S&P 500® Dividend Aristocrats Index;
3.	If the number of constituent companies chosen in Step 2 is fewer than 40, then the remaining constituents of the S&P 500® Index are added in accordance with the Stock Diversification Criteria processes described above.
4.	If the weight of any particular GICS® sector exceeds 30%, then the remaining constituents of the S&P 500® Index are added in accordance with the Sector Diversification Criteria processes described above.

Constituent Weightings. At each quarterly rebalancing constituents are equal weighted. In addition, as part of the annual reconstitution, each GICS® sector is capped at 30% of the total index weight.

The S&P 500® Dividend Aristocrats Index Calculation

The S&P 500® Dividend Aristocrats Index is an equal-weighted index where the index value is determined as follows:

Index Value = (Index Market Value) / Divisor

Index Market Value = ∑i Pi × Sharesi × IWFi × FxRatei × AWFi

where Pi the price of stock i, IWFi is the float factor of stock i (as defined below), FxRatei is the exchange rate from the local currency into index currency for stock i, AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization while maintaining the total market value of the S&P 500® Dividend Aristocrats Index. The AWF for each index constituent, i¸ at rebalancing date, t, is calculated by:

AWFi,t = Z / (N × FloatAdjustedMarketValuei,t × FxRatei)

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares). FxRate is the exchange rate from the local currency into index currency for stock i.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between long-term, strategic shareholders, whose holdings are not considered to not be available to the market, and shareholders who are considered more short-term in nature.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the S&P 500® Dividend Aristocrats Index.

The purpose of the S&P 500® Dividend Aristocrats Index divisor is to maintain continuity of the S&P 500® Dividend Aristocrats Index level following the implementation of corporate actions, index rebalancing events, or other non-market driven actions. To assure that the S&P 500® Dividend Aristocrats Index’s value, or level, does not change when stocks are added or deleted, the divisor is adjusted to offset the change in market value of the S&P 500® Dividend Aristocrats Index. Thus, the divisor plays a critical role in the S&P 500® Dividend Aristocrats Index’s ability to provide a continuous measure of market valuation when faced with changes to the stocks included in the S&P 500® Dividend Aristocrats Index. In a similar manner, some corporate actions that cause changes in the market value of the stocks in the S&P 500® Dividend Aristocrats Index should not be reflected in the S&P 500® Dividend Aristocrats Index level.

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Adjustments are made to the divisor to eliminate the impact of these corporate actions on the S&P 500® Dividend Aristocrats Index value.

The S&P 500® Dividend Aristocrats Index Maintenance

Annual Reconstitution. The S&P 500® Dividend Aristocrats Index’s constituent membership is reviewed once a year, with changes effective after the close of the last business day of January. The reference date for such additions and deletions is after the close of the last business day of December.

Quarterly Re-weighting. S&P 500® Dividend Aristocrats Index constituents are re-weighted to equal weight quarterly, effective after the close of the last business day of January, April, July and October. The reference date for such re-weightings is five business days prior to the last business day of the re-weighting month.

Additions. No additions are made to the S&P 500® Dividend Aristocrats Index between annual reconstitutions, except for qualifying spin-offs described below.

Deletions. Constituents deleted from the S&P 500® Index are removed from the S&P 500® Dividend Aristocrats Index simultaneously.

Monthly Dividend Review. S&P 500® Dividend Aristocrats Index constituents are reviewed on a monthly basis for ongoing eligibility. At the discretion of S&P Dow Jones, an S&P 500® Dividend Aristocrats Index constituent may be removed effective prior to the open of the first business day of the following month, if:

•	A scheduled dividend payment is omitted;
•	A company announces that it will cease paying dividends for an undetermined period; or
•	A company announced a reduced dividend amount and S&P Dow Jones determines that it will no longer qualify for the S&P 500® Dividend Aristocrats Index at the subsequent reconstitution as a result.

The determination of ongoing eligibility and qualifying for the S&P 500® Dividend Aristocrats Index at the end of the subsequent reconstitution is at the discretion of the Index Committee (defined below). Where a company postpones or defers a scheduled dividend payment, but does not cancel it, S&P Dow Jones will generally take no action until the company makes a further announcement, or the S&P 500® Dividend Aristocrats Index undergoes a rebalancing, whichever occurs sooner. The review of the ongoing eligibility is conducted based on information publicly announced by the company up to and including the 21st of the month (in February, this date will be the 18th). Any index changes are effective prior to the open of the first business day of the following month and will be announced with five business days’ notice.

Corporate Adjustments.

Corporate Action	Adjustment Made to Index	Divisor Adjustment
Spin-off

Spin-offs are added to the S&P 500® Dividend Aristocrats Index on the ex-date. If the spin-off remains in the S&P 500® Index, both the parent company and spin-off remain in the S&P 500® Dividend Aristocrats Index until the next index rebalancing, provided that each gives an indication it will continue and/or initiate a consistent dividend paying policy. If the spin-off does not indicate it will continue and/or initiate a consistent dividend paying policy, it is removed from the S&P 500® Dividend Aristocrats Index after the first day of regular way trading, with the proceeds being reinvested back into the parent.

None.
Rights offering	The price is adjusted to the price of the parent company minus (the price of the rights offering/rights ratio). Index shares change so that the company’s weight remains the same as its weight before the rights offering.	None.
Stock split	Index shares are multiplied by and price is divided by the split factor.	None.

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Corporate Action	Adjustment Made to Index	Divisor Adjustment
Share issuance or share repurchase	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	None.
Special dividends	The price of the stock making the special dividend payment is reduced by the per-share special dividend amount after the close of trading on the day before the ex-date.	Yes.
Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the underlying index	The stock is dropped from the S&P 500® Dividend Aristocrats Index. This causes the weights of the rest of the stocks in the S&P 500® Dividend Aristocrats Index to change proportionately.	Yes.

Other Adjustments. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the Index Committee’s discretion, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks.

The S&P 500® Dividend Aristocrats Index Committee

The S&P 500® Dividend Aristocrats Index is maintained by an S&P Dow Jones Index Committee (the “Index Committee”). The Index Committee meets regularly. At each meeting, the Index Committee may review pending corporate actions that may affect the S&P 500® Dividend Aristocrats Index constituents, statistics comparing the composition of the S&P 500® Dividend Aristocrats Index to the market, companies that are being considered as candidates for addition to the S&P 500® Dividend Aristocrats Index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

S&P Dow Jones considers information about changes to the S&P 500® Dividend Aristocrats Index and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

The Index Committee reserves the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules S&P Dow Jones will provide sufficient notice, whenever possible.

In addition to the daily governance of the S&P 500® Dividend Aristocrats Index and maintenance of index methodologies, at least once within any 12-month period, the Index Committee reviews the methodology to ensure the S&P 500® Dividend Aristocrats Index continues to achieve the stated objectives, and that the data and methodology remain effective. In certain instances, S&P Dow Jones may publish a consultation inviting comments from external parties.

License Agreement

JPMorgan Chase & Co. or its affiliate has entered into an agreement with S&P Dow Jones that provides it and certain of its affiliates or subsidiaries, including JPMorgan Financial, with a non-exclusive license and, for a fee, with the right to use the S&P 500® Dividend Aristocrats Index, which is owned and published by S&P Dow Jones, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones or its third party licensors. Neither S&P Dow Jones nor its third party licensors make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Dividend Aristocrats Index to track general stock market performance. S&P Dow Jones’ and its third party licensors’ only relationship to the Issuer or the Guarantor (if applicable) is the licensing of certain trademarks and trade names of S&P Dow Jones and the third party licensors and of the S&P 500® Dividend Aristocrats Index which is determined, composed and calculated by S&P Dow Jones or its third party licensors without regard to the Issuer or the Guarantor (if applicable) or the notes. S&P Dow Jones and its third party licensors have no obligation to take the needs of the Issuer or the Guarantor (if applicable) or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Dividend Aristocrats Index. Neither S&P Dow Jones nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER S&P Dow Jones, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P 500® Dividend Aristocrats Index OR ANY DATA INCLUDED

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THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P Dow Jones, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P Dow Jones MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE S&P 500® Dividend Aristocrats Index OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P Dow Jones, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

“Standard & Poor’s” and “S&P” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by JPMorgan Chase & Co and its affiliates, including JPMorgan Financial.

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